March 22, 2011

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: John Dana Brown

Re:	Zipcar, Inc.
Amendment No. 4 to
Registration Statement on Form S-1
Filed March 7, 2011
File No. 333-167220

Ladies and Gentlemen:

On behalf of Zipcar, Inc. (“Zipcar” or the “Company”), submitted herewith for filing is Amendment No. 5 (“Amendment No. 5”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 5 in response to comments contained in a letter, dated March 17, 2011 (the “Letter”), from Lauren Nguyen of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott W. Griffith, Chief Executive Officer of Zipcar. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 5.

Prospectus Summary, page 1

1. We note the disclosure on page 1 that in addition to the “attractiveness” of the car sharing market in London, your presence there will help you expand into other European markets. Please revise to state such claim as a belief and substantiate your claim. Alternatively, please remove the disclosure. Please also revise the last sentence of the first paragraph under the “Market Opportunity” sub-section on page 3 to state that it is your belief that there are many attractive international and domestic markets for car sharing services today.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see pages 1 and 3 of the prospectus.

2. Please explain how you provide a “smart” lifestyle with your product or remove the disclosure.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 2 of the prospectus.

John Dana Brown

Securities and Exchange Commission

March 22, 2011

Summary Consolidated Financial Data, page 9

3. Please revise to provide footnote disclosure explaining the nature of the transactions that have been reflected in the Company’s pro forma loss per share.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 9 of the prospectus.

Use of Proceeds, page 33

4. Please clarify how you intend to use the proceeds from this offering “for funding the expansion of [y]our fleet” including the extent to which you intend to use the funds towards your ABS facility or other means such as third party operating leases.

Response: The Company expects to use its cash from operations and existing cash balance to fund its fleet expansion. Accordingly, the Company has revised the prospectus in response to the Staff’s comment. Please see page 33 of the prospectus.

Capitalization, page 36

5. Please revise the introductory paragraph to the capitalization table to disclose the amount of the notes payable to Goldman Sachs & Co. and the Streetcar Shareholders that have been reflected as “repaid” for purposes of the pro forma presentation reflected in the capitalization table.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 36 of the prospectus.

Stock-Based Compensation, page 61

6. We note your response to our prior comment number 5. To the extent that the expected pricing of the Company’s common shares in its planned initial public offering exceeds the estimated fair value of the common shares issued during 2009 and 2010 as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company’s common shares and the expected public offering price.

Response: The Company acknowledges the Staff’s comment and will so revise MD&A in a future amendment to the Registration Statement wherein the Company discloses the expected pricing of its common stock to be issued in its initial public offering by providing factors contributing to the changes since the Company’s last valuation.

John Dana Brown

Securities and Exchange Commission

March 22, 2011

Contractual Obligations, page 76

7. We note that the amounts of your long-term debt maturities as reflected in the table on page 76 are inconsistent with the amounts disclosed in Note 8 to the Company’s financial statements. Please reconcile and revise such disclosures.

Response: The Company supplementally advises the Staff that the difference between the amounts on page 76 and in Note 8 relates to interest payments on the long-term debt. The following table reconciles the amounts disclosed in the prospectus.

	Page 76	Note 8 and 9 (pages F-29 and F-31)
Operating Leases	$18,310	$18,310
Capital Leases	$27,604	$27,604
Debt including interest	$75,989	N/A
Interest related to debt (*)	$ 8,605	N/A
Debt excluding interest	$67,384	$67,384
*	reported in millions

Quantitative and Qualitative Disclosures about Market Risk, page 77

8. We note the discussion of the Company’s exposure to interest rate risk and foreign exchange risk. Please revise your discussion of each of these risks to present the disclosures required by Item 305(a)(1) of Regulation S-K in one of the suggested formats outlined in Item 305(a)(1)(i), (ii) or (iii) of Regulation S-K.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 77 of the prospectus.

Business, page 78

Our Growth Strategy, page 85

9. Please refer to the first paragraph on page 86. Please revise to clarify your reference to “an array of personalized and localized mobility services” to indicate what steps, if any, you have taken so far in this regard.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 86 of the prospectus.

Our Operations and Fleet Management, page 87

10. Please explain to us the basis for your statement on page 87 that “we can achieve a return of 39% on vehicles we place into service in our established markets and an even greater return when financing of our vehicles is considered.” Additionally, please revise to clarify for investors that there is no guarantee of similar future returns.

John Dana Brown

Securities and Exchange Commission

March 22, 2011

Response: The Company supplementally advises the Staff that the Company has calculated the return on vehicles percentage by analyzing capital (vehicle) cost, revenue and operating costs data obtained from calendar year 2010 from the established markets. Initial cost outflow included vehicle cost, in-vehicle system and initial member acquisition cost. Future net cash inflow is estimated for the average holding period of vehicles in the established markets. Revenue consists of usage revenue and fee revenue. Costs include fleet operations, member services and fulfillment, bad debt and sustenance marketing. An internal rate of return was performed on the cash inflows and outflows, which resulted in a return of 39%. Additionally, this analysis was performed utilizing varying levels of financing at an interest rate consistent with the Company’s existing borrowing rates, which resulted in returns greater than 39%.

The Company has revised the prospectus in response to the Staff’s comment to clarify for investors that there is no guarantee of similar future returns. Please see page 87 of the prospectus.

Executive and Director Compensation, page 99

Summary Compensation Table, page 108

11. It appears that the long term equity incentive grants made in January and February 2010 discussed on page 105 are not included in the Summary Compensation Table and the Grants of Plan Based Awards Table. Please advise.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see pages 108 and 109 of the prospectus.

Zipcar Inc. Financial Statements

Note 1. Unaudited Pro Forma Net Loss per Share

12. We note the disclosures that have been added on page F-8 in response to our prior comment number 7 with respect to the Company’s pro forma balance sheet and earnings per share for 2010. Given that the Company had 10,297,118 weighted average shares outstanding for 2010, and the Company’s redeemable convertible preferred stock is assumed to convert into 50,195,836 shares in connection with the planned public offering, please explain in detail how the Company calculated the 58,063,553 shares that were used to calculate the Company’s pro forma earnings per share for 2010.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page F-8 of the prospectus.

The Company supplementally advises the Staff that Series G redeemable convertible preferred stock was issued on November 17, 2010 and December 1, 2010. Accordingly, the Company’s pro forma weighted average number of common shares outstanding includes 335,175 Series G shares weighted from the dates of issuance.

John Dana Brown

Securities and Exchange Commission

March 22, 2011

13. Also, we note from the disclosure included on page F-23 that in the event the common stock offering price in a Qualifying Public Offering is less than 15% above the purchase price of $7.61 for the Series G redeemable convertible preferred stock, the redeemable shares shall be convertible into a great number of shares of common stock pursuant to a formula, but in no case greater than 1.36 to 1. As it appears that the number of common shares into which the Series G redeemable shares could be subject to change, please revise the notes to the Company’s financial statements to include a sensitivity analysis explaining how the number of common shares into which the Series G redeemable convertible shares could convert could change and explaining how this would impact the Company’s pro forma earnings per share.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page F-23 of the prospectus.

Note 3. Acquisitions, Intangible Assets, Goodwill and Redeemable Non-controlling Interest, page F-16

14. We note from the disclosure that has been added to Note 3, that 1.7 million of the common shares issued in connection with the Streetcar acquisition will be held in escrow under the terms of the agreement for 18 months. Please tell us and revise Note 3 to disclose the terms and conditions under which the 1.7 million shares held in escrow will be released to the sellers of Streetcar.

Response: The Company supplementally advises the Staff that, pursuant to the terms of the Streetcar purchase and sale agreement, 1.7 million shares of common stock of the Company were placed into escrow. Escrow shares shall be released to the pre-acquisition Streetcar stockholders upon the earlier of 18 months following the closing of the acquisition and the joint authorization of the Company and the pre-acquisition Streetcar stockholders, subject to any claim by the Company against the pre-acquisition Streetcar stockholders for a breach of any warranty, covenant, representation or indemnity, or agreed upon liabilities, as set forth in the purchase and sale agreement. The Company has revised the prospectus in response to the Staff’s comment. Please see page F-16 of the prospectus.

15. We note that the pro forma net loss attributable to Zipcar Inc. for 2010 and the related net loss attributable to common stockholder per share for 2010 as disclosed on page F-19 of the financial statements does not agree to the amounts reflected in the pro forma statement of operations for 2010 included on page 42 of the registration statement. Please explain the facts or circumstances responsible for the differences in these amounts. We may have further comment on receipt of your response.

Response: The Company supplementally advises the Staff that the differences in the pro forma net loss and basic and diluted net losses attributable to Zipcar, Inc. disclosed on page F-19 of the prospectus and those disclosed on page 42 are due to differences primarily in acquired intangible amortization resulting from the differences in the assumed effective date of acquisition of Streetcar. The assumed effective dates of the acquisition of Streetcar were January 1, 2010 and January 1, 2009 in the pro forma presentation on

John Dana Brown

Securities and Exchange Commission

March 22, 2011

page 42 and on page F-19, respectively. The intangible amortization expenses in the first year are different from the second year’s intangible amortization expenses. In addition, the disclosure on page 42 of the prospectus does not include nonrecurring charges which resulted directly from the transaction in accordance with Article 11 requirements under Regulation S-X. The disclosure on page F-19 of the prospectus under ASC 805-10-50-2 does not require an adjustment to remove the impact of such non-recurring charges.

Note 6. Common Stock and Stock-based Compensation, page F-24

Restricted Stock

16. We note from the disclosure included on page F-27 that the 346,740 shares issued to three board members on February 24, 2011 are subject to a right of repurchase by the Company at the original issuance price, which lapses quarterly over two years. Please tell us and revise the notes to the Company’s financial statements to clarify whether there are any circumstances under which the Company could be required to repurchase these shares which is not within the Company’s control and explain how such factors were considered by the Company in determining the appropriate classification of these shares (i.e., as a liability versus equity) in the Company’s financial statements.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page F-27 of the prospectus.

With respect to the Company’s right of repurchase of the stock sold and issued to three of the Company’s directors in February 2011, the Company supplementally advises the Staff that the Company’s repurchase right provides the Company the option to repurchase unvested shares of any such director in the event such director ceases serving on the Company’s board of directors, but there are no circumstances under which the Company could be required to repurchase these shares which are not within the Company’s control.

Note 8. Long-Term Debt

17. Please revise Note 8 to disclose the significant terms of the $4,950 of notes payable that were issued in connection with the Streetcar acquisition transaction.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page F-29 of the prospectus.

Other

18. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company acknowledges the Staff’s comment.

19. Please provide currently dated consents from the independent public accountants in any future amendments.

John Dana Brown

Securities and Exchange Commission

March 22, 2011

Response: The Company acknowledges the Staff’s comment. Please see Exhibits 23.1 and 23.2 of the Registration Statement.

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur

Susan L. Mazur

SLM:kl

cc:	Scott W. Griffith, Chief Executive Officer, Zipcar, Inc.